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Washington, D.C. 20549

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A3# 12/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37975

8-37975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2008 (MM/DD/YY) AND ENDING SEPTEMBER 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PERELMAN-CARLEY & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3000 FARNAM
(No. and Street)

OMAHA (City) NEBRASKA (State) 68131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. WILLIAM TURNER, SECRETARY TREASURER (402) 342-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUTZ & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

11837 MIRACLE HILLS DRIVE, SUITE 100 (Address) OMAHA (City) NEBRASKA (State) 68154 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 12/16

OATH OR AFFIRMATION

I, WILLIAM TURNER, SECRETARY TREASURER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERELMAN-CARLEY & ASSOCIATES, INC., as of SEPTEMBER 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STEVEN C. PERELMAN
MY COMMISSION EXPIRES
September 19, 2012

SECRETARY TREASURER
Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) ~~A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.~~ SUPPLEMENTAL REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERELMAN-CARLEY & ASSOCIATES, INC.

INDEX

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' AUDIT REPORT

Board of Directors and Stockholders
Perelman-Carley & Associates, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Perelman-Carley & Associates, Inc., a Nebraska corporation, as of September 30, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Perelman-Carley & Associates, Inc. at September 30, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Lutz & Company, PC

Omaha, Nebraska
November 10, 2009

PERELMAN-CARLEY & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2009 AND 2008

ASSETS	2009	2008
Cash and Cash Equivalents	$ 4,013,199	$ 3,272,681
Cash and Securities Segregated Under Federal Regulations (Note 2)	33,072,151	30,645,520
Other Securities (Note 3)	46,296	2,001,313
Receivable from Brokers, Dealers and Clearing Organizations	1,470,910	736,153
Receivable from Customers (Notes 4 and 5)	3,799,487	5,979,008
Other Assets (Note 9)	1,405,610	1,205,429
TOTAL ASSETS	**$43,807,653**	**$43,840,104**
LIABILITIES		
Payable to Brokers, Dealers and Clearing Organizations	$ 26,249	$ 88,401
Payable to Customers, Including Free Credit Balances of $35,016,258 and $34,965,099, Respectively (Note 4)	35,314,282	35,110,495
Accounts Payable, Accrued Expenses and Other Liabilities	142,432	88,290
Total Liabilities	35,482,963	35,287,186
COMMITMENTS AND CONTINGENCIES (Notes 7 and 8)		
STOCKHOLDERS' EQUITY		
COMMON STOCK		
$.01 Par Value, Authorized, 2,000,000 Shares Issued, 1,300,000 Shares, Outstanding, 1,194,418 and 1,195,431 Shares, Respectively	13,000	13,000
PAID IN CAPITAL	912,830	912,830
RETAINED EARNINGS	7,905,671	8,125,832
ACCUMULATED OTHER COMPREHENSIVE INCOME		
Net Unrealized Holdings Losses on Marketable Securities	(19,158)	(18,109)
	8,812,343	9,033,553
Less Treasury Stock, 105,582 and 104,569 Shares at Cost, Respectively	(487,653)	(480,635)
Total Stockholders' Equity	8,324,690	8,552,918
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$43,807,653**	**$43,840,104**

See Notes to Statements of Financial Condition.

1. **Summary of Significant Accounting Policies**

Nature of Business

Perelman-Carley & Associates, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Use of Estimates

The preparation of statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis, which is generally three business days after the trade date. Revenues and expenses related to securities transactions are also recorded on settlement date, which is not materially different than the trade date.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less.

Other Securities

Other securities consist of marketable equity securities and U.S. treasury bills which the Company has classified as available-for-sale securities. These securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported net of income taxes as a separate component of stockholders' equity. Fair value is the price that would be received to sell an investment in an orderly transaction between market participants at the measurement date. See Note 3 for further discussion of fair value measurements. Realized gains and losses are computed using the specific identification cost method.

Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated depreciation and are included in other assets. Depreciation is computed using accelerated methods over the estimated useful lives of furniture and equipment.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

1. **Summary of Significant Accounting Policies** - Continued

Subsequent Events

Subsequent events are events or transactions that occur after the statement of financial condition date but before the statements of financial condition are available to be issued and may require potential recognition or disclosure in the statements of financial condition. Management has considered such events or transactions through November 10, 2009, noting no items requiring disclosure.

New Accounting Pronouncements Not Yet Adopted

In 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. FIN 48, "Accounting for Uncertainty in Income Taxes" which is now included in FASB Codification Topic 740-10 (FASB 740-10). FASB 740-10 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. FASB 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FASB 740-10 permits nonpublic enterprises to defer the effective date of FASB 740-10 until fiscal years beginning after December 15, 2008. The Company's management has elected to defer the application of FASB 740-10 as it relates to the "Accounting for Uncertainty in Income Taxes" and is evaluating the impact of FASB 740-10 to its statements of financial condition.

2. **Cash and Securities Segregated Under Federal Regulations**

At September 30, 2009 and 2008, cash and securities of $33,072,151 and $30,645,520, respectively, have been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. **Fair Value Measurements**

FASB Codification Topic 820-10 (previously Statement of Financial Accounting Standard No. 157) on *Fair Value Measurements* (FASB 820-10), establishes a framework for measuring fair value and is effective as of October 1, 2008. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB 820-10 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

3. **Fair Value Measurements** – Continued

- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2009 and 2008.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents by level, within the fair value hierarchy, the Company's other securities at fair value as of September 30, 2009.

	Level 1	Level 2	Level 3	Total
Common Stocks	$46,296	-	-	$46,296
Total Other Securities at Fair Value	$46,296	$ -	$ -	$46,296

4. **Receivable from and Payable to Customers**

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the accompanying statements of financial condition.

5. **Financing Arrangement**

The Company has a line of credit with a financial institution providing for borrowings up to $3,000,000, collateralized by customer margin securities. There were no amounts outstanding against this line of credit at September 30, 2009. The Company had a similar line of credit providing for borrowings up to 5,000,000 with a different financial institution, which was terminated September 30, 2008.

6. **Liabilities Subordinated to Claims of General Creditors**

The Company had no liabilities subordinated to claims of general creditors at September 30, 2009 and 2008.

7. **Commitments and Contingencies**

Lease Obligations
The Company has entered into an operating lease for office space. The future minimum lease payments under this noncancellable operating lease as of September 30, 2009 are as follows:

Year Ending September 30,	
2010	$21,444

Financial Instruments with Off-Balance-Sheet Risk
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased ("short sales"). Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions, when necessary.

8. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital requirement may fluctuate on a daily basis. At September 30, 2009 and 2008, the Company had net capital of $8,132,038 and $8,430,907, respectively, and a net capital requirement of $274,974 and $409,439, respectively. The total aggregated indebtedness at September 30, 2009 and 2008, was $4,124,613 and $6,141,584, respectively, and the ratio of aggregated indebtedness to net capital was .51 to 1 and .73 to 1, respectively.

9. Income Taxes

At September 30, 2009 and 2008, net deferred income taxes included in other assets consisted of a deferred tax asset for $12,770 and $12,073, respectively, related to the net unrealized holding losses on other securities.

11837 Miracle Hills Drive, Suite 100
Omaha, NE 68154-4418
p: 402.496.8800
f: 402.496.2711
www.lutzcpa.com

Lutz & Company, PC
Accountants & Consultants

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL CONTROL

Board of Directors and Stockholders
Perelman-Carley & Associates, Inc.
Omaha, Nebraska

In planning and performing our audit of the statement of financial condition of Perelman-Carley & Associates, Inc., a Nebraska corporation (the Company), as of September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designating our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on as timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than as remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lutz & Company, PC

Omaha, Nebraska
November 10, 2009

SEC Mail Processing
Section

NOV 2 4 2009

Washington, DC
110

PERELMAN-CARLEY & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION AND INDEPENDENT ACCOUNTANTS' AUDIT REPORT

SEPTEMBER 30, 2009 AND 2008

**Filed in Accordance with Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT**